Exhibit 23.2

INDEPENDENT AUDITORS’ CONSENT

The Board of Directors
MTI Technology Corporation:

     We consent to the use of our report dated May 23, 2003, except as to the second paragraph of note 7, which is as of June 30, 2003, with respect to the consolidated balance sheets of MTI Technology Corporation and subsidiaries as of April 5, 2003 and April 6, 2002, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended April 5, 2003, and the related schedule incorporated herein by reference. Our report refers to a change in the method of accounting for goodwill and other intangible assets effective April 8, 2001.

/s/ KPMG LLP

KPMG LLP
Costa Mesa, California
September 22, 2003